Exhibit 6.7

BASIL STREET CAFÉ, INC.

November 1, 2018

Dear John:

Basil Street Café, Inc., a Delaware corporation (the “Company”), is pleased to offer you employment on the following terms:

1.          Position.  Your initial title will be Chief Technology Officer, and you will initially report to the Company’s Chief Executive Officer. This is a relatively full-time position, and, until the Equity Financing (as defined below), you may engage in any other employment, consulting or other business activity as long as it is not in the food business. This shall become a full-time position contingent and effective upon the consummation of the Company’s next equity financing in which the outstanding convertible promissory notes issued by the Company are converted into equity securities of the Company (the “Equity Financing”). While you render services to the Company, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. Only business activity in the food business shall be deemed a conflict of interest. By signing this letter agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

2.          Cash Compensation.  The Company will pay you a starting salary at the rate of $10.00 per year, the receipt and sufficiency of which is hereby acknowledged for the first year; provided, however, that such salary shall increase immediately to $120,000.00 per year upon Trigger Financing, as defined in Section 4 below. Notwithstanding the foregoing, the Company will continue to (i) pay you a consulting fee of $120,000.00 per year ($10,000.00 per month), and (ii) reimburse you for reasonable and necessary expenses, all in accordance with the Company’s past practice in this regard.

3.          Employee Benefits.  As a regular employee of the Company, you will be eligible to participate in a number of Company-sponsored benefits. In addition, you will be entitled to paid vacation in accordance with the Company’s vacation policy, as in effect from time to time.

4.          Stock Option Agreement.  The Company has granted you an option to purchase 179,888 shares of the Company’s Common Stock (the “Option”). The Option shall continue to vest according to its already granted terms. If, in connection with the Equity Financing of at least One Million Dollars ($1,000,000.00) (the “Trigger Financing”), it is requested by the lead investor in such Equity Financing that you enter into a new employment agreement and you enter into such new employment agreement, or if such lead investor does not require you to enter into a new employment agreement in connection with the Equity Financing, then, upon the approval of the Company’s Board of Directors to such Trigger Financing, the Option shall be fully vested. When issued and delivered, you will not be charged any fees, charges or assessments of any kind incident to the issuance and delivery of your shares.

John Laspia
November 1, 2018

5.          Employment Relationship.  Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you).

6.          Tax Matters.

(a)          Withholding.  All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

(b)          Tax Advice.  You are encouraged to obtain your own tax advice regarding your compensation from the Company. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its Board of Directors related to tax liabilities arising from your compensation.

7.          Interpretation, Amendment and Enforcement.  This letter agreement and Exhibit A supersede and replace any prior agreements, representations or understandings (whether written, oral, implied or otherwise) between you and the Company and constitute the complete agreement between you and the Company regarding the subject matter set forth herein. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter agreement or arising out of, related to, or in any way connected with, this letter agreement, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by California law, excluding laws relating to conflicts or choice of law. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in California in connection with any Dispute or any claim related to any Dispute.

* * * * *

John Laspia
November 1, 2018

We hope that you will accept our offer to join the Company. You may indicate your agreement with these terms and accept this offer by signing and dating the enclosed duplicate original of this letter agreement and returning it to me. As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States.

If you have any questions, please call me at (650) 485-1835.

Very truly yours,

BASIL STREET CAFÉ, INC.

		By:	/s/ Deglin Kenealy
Name: Deglin Kenealy
Chief Executive Officer

I have read and accept this employment offer:

/s/ John Laspia
Signature of John Laspia

Dated:	November 1, 2017